Portrait Corporation of America, Inc.
815 Matthews-Mint Hill Road
Matthews, North Carolina 28105
Telephone 704/847-8011
www.pcaintl.com

October 13, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE:  Portrait Corporation of America, Inc.
Item 4.01 Form 8-K
Filed September 27, 2005
File No. 000-08550

Dear Mr. Spirgel,

We are sending you this letter in response to your letter of October 5, 2005. Portrait Corporation of America, Inc. (the “Company”) did not file an Item 4.02 Form 8-K with regard to the restatement of the Company’s consolidated financial statements for the fiscal years ended February 1, 2004 and February 2, 2003 as the Company believes the previously issued financial statements for these periods could be relied upon. As described in Note 16 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended January 30, 2005, the Company discovered errors in the books and records of the Company’s Mexico subsidiary. These errors related primarily to the capitalization and depreciation of property and equipment and expensing of prepaid assets. The Company, considered the qualitative and quantitative nature of these matters and believes the errors did not result in a material misstatement of the Company’s consolidated financial statements for any previously filed annual or interim periods and that such previously issued financial statements could be relied upon. As a result, the Company determined, in consultation with its outside legal counsel, that it did not need to file an Item 4.02 Form 8-K. However, the Company determined that the cumulative effect of correcting these errors would have had a material effect on the Company’s results of operations for the fiscal year ended January 30, 2005 and, therefore, restated its consolidated financial statements for the years ended February 1, 2004 and February 2, 2003.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration,

Sincerely,

/s/William J. Billiard
William J. Billiard
Senior Vice President, Interim Chief Financial
     Officer/Corporate Controller

WJB/llg

cc:    Barry Feld, Portrait Corporation of America, Inc.
  Bob Wren, Portrait Corporation of America, Inc.
  John Klein, Jupiter Partners
  John Sprague, Jupiter Partners
  Terry Blumer, Jupiter Partners